UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G/A
                     Under the Securities Exchange Act of 1934
				 (Amendment No. 2)

                           Stream Global Services, Inc.
                                 (Name of Issuer)

                          Common Stock par value $0.001
                          (Title of Class of Securities)

                                    86323M100
                                  (CUSIP Number)

                                  June 30, 2009

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                CUSIP No. 86323M100

       1.    Names of Reporting Persons.

             Aldebaran Investments LLC

	     I.R.S. Identification Nos. of above persons: 205526257

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 2,000
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  2,000
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             2,000

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9) 0.00%

       12.   Type of Reporting Person:  IA

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Item 1. (a)  Issuer:  Stream Global Services, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     20 William Street, Suite 310
	     Wellesley, MA 02481

Item 2. (a)  Name of Person Filing:

 	     Aldebaran Investments LLC

        (b)  Address of Principal Business Offices:

             500 Park Avenue
	     5th Floor
	     New York, NY 10022

        (c)  Citizenship:

	     Delaware, United States

        (d)  Title of Class of Securities

             Common stock par value $0.001

        (e)  CUSIP Number: 86323M100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

        (a)  Amount beneficially owned: 2,000

	     As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 2,000 shares of Stream Global Services, Inc. (the "Company") common stock. Aldebaran Investments LLC holds 2,000 warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of the Company's common stock at $6.00 per share. Each warrant became exercisable on October 17, 2008.

	(b)  Percent of Class: 0.00%

	     This percentage is determined by dividing the number of shares of common stock beneficially owned by Aldebaran Investments LLC by 9,453,753, the number of shares of common stock (9,451,753) issued and outstanding as of April 27, 2009 combined with the number of warrants (2,000) held by Aldebaran Investments LLC.

	(c)  Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote  2,000

		(ii) Shared power to vote or to direct the vote	  0

		(iii)Sole power to dispose or to direct the disposition of  2,000

		(iv) Shared power to dispose or to direct the disposition   0

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
	 Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2009
                                       Aldebaran Investments LLC

                                       By: /s/ Adam Scheer
                                       --------------------------
                                       Name: Adam Scheer
                                       Title: Authorized Signatory

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